PROSPERA FINANCIAL SERVICES, INC.

Statement of Financial Condition

June 30, 2021

PUBLIC DOCUMENT

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, SUITE 750
(No. and Street)

DALLAS	TEXAS	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD KERN 972-581-3023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAD A. KINDER, CPA
(Name – *if individual, state last, first, middle name*)

815 PARKER SQUARE	FLOWER MOUND	TEXAS	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, TIM EDWARDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC., as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CO-CEO

Title

Notary Public

STEFANIE STEKER
NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prospera Financial Services, Inc.'s management. Our responsibility is to express an opinion on Prospera Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prospera Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

We have served as Prospera Financial Services, Inc. auditor since 2003.

Flower Mound, Texas
September 23, 2021

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2021

Assets

Cash and cash equivalents	$	16,284,723
Commissions receivable		2,216,682
Other receivables		1,127,917
Prepaid expenses		573,866
Clearing deposits		203,818
Non-marketable securities		11,000
Deposits		32,155
Right-of-use asset		2,337,030
TOTAL ASSETS	$	22,787,191

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$	151,133
Accrued compensation and related costs		6,660,447
Accrued expenses		683,845
Income taxes payable		233,369
Lease liability		2,615,189
Total Liabilities		10,343,983

Stockholders' Equity

Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding	-
Common stock, no par value, 1,000,000 shares authorized, 121,095 shares issued and 87,759 shares outstanding	123,658
Non-voting common stock, no par value, 100,000 shares authorized, 7,278 shares issued and outstanding	394,643
Additional paid-in capital	379,339
Retained earnings	11,569,580
Treasury stock, 33,336 shares at cost	(24,012)
Total Stockholders' Equity	12,443,208

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	22,787,191

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a majority owned subsidiary of Prospera Holdings, LLC (Parent), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company is an independent full-service broker-dealer, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and investment advisory services to individuals located throughout the United States. Insurance brokerage services are provided through a related party insurance agency. The Company's corporate offices are located in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Treasury Stock</u>

Treasury stock is accounted for using the cost method.

<u>Leases</u>

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a prepaid or payable to the Parent.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2021, open Federal tax years include the tax years ended June 30, 2019 through June 30, 2021.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2021, the Company had net capital of $10,299,827, which was $9,766,030 in excess of the required net capital of $533,797. The Company's net capital ratio was 0.78 to 1.

Note 3 - Transactions with Clearing Broker-Dealers

The Company has clearing agreements with two national clearing broker-dealers, First Clearing (FC), a trade name of Wells Fargo Clearing Services, LLC and Pershing LLC (Pershing), to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under the FC clearing agreement and $50,000 per quarter beginning March 2022 under the Pershing clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the clearing broker-dealers. There is a termination fee of $3,000,000, decreasing annually to $500,000 if the FC Agreement is terminated during any year ending through October 2026. There is a termination fee of $250,000, decreasing annually to $150,000 if the Pershing Agreement is terminated during any year ending through February 2025.

Note 4 – <u>Commitments and Contingencies</u>

<u>Operating Lease</u>

The Company leases corporate office space under a non-cancelable operating lease expiring November 2030. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of June 30, 2021:

Operating Lease	
Right-of-use asset	$2,337,030
Lease liability	$2,615,189

The discount rate used on the operating lease was 5.5%.

The maturities of the lease liability as of June 30, 2021, were as follows:

2022	$ 331,197
2023	338,761
2024	346,327
2025	353,898
2026	331,188
Thereafter	1,683,063
Less interest	(769,245)
Present value of lease liability	$2,615,189

Corporate operating lease expense totaled $337,068 for the year ended June 30, 2021.

The Company has a number of branch offices throughout the United States. None of the branch office leases are in the name of the Company; therefore, the Company has no commitment nor any guarantees related to branch office leases.

Note 4 – <u>Commitments and Contingencies (continued)</u>

<u>Retention Bonuses</u>

The Company has committed to pay retention bonuses to certain independent financial representatives, subject to their production requirements and continuous registration and affiliation with the Company, over the next five years ending June 30 as follows:

2022	$ 1,558,654
2023	1,515,322
2024	1,250,558
2025	1,075,393
2026	729,073
Thereafter	2,025
Total	$6,131,025

Compensation expense related to retention bonuses totaled $1,014,189 for the year ended June 30, 2021.

<u>Commitment to Parent</u>

The Company's Board of Directors authorized a transfer of up to $2,160,000 upon demand to its Parent for purposes of acquiring a broker-dealer. The transfer option expires June 2022.

<u>Contingencies</u>

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company has four open arbitration claims filed against it, one claiming unspecified damages and three claiming alleged damages totaling approximately $295,000, plus other damages and costs. The nature of these claims is related to the Company's activities in the securities industry. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel or management on these open claims. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company accrues loss contingency provisions and takes a charge to income when losses are probable and reasonably estimable. The Company has accrued $270,000 for loss contingencies, which is included in accrued expenses.

Note 5 – Loan Forgiveness

In April 2020, the Company received a Payroll Protection Program (PPP) loan authorized by the Coronavirus Aid, Relief, and Economic Security (CARES) Act in the amount of $969,500 bearing an interest rate of 1% per annum. In May 2021, the Small Business Administration (SBA) approved the Company's application for full forgiveness of the loan. The income attributable to the forgiveness in the amount of $969,500 is recognized in the statement of operations in other revenue. The SBA retains the right to audit appropriateness of borrowers' participation in the program for a period of six years from forgiveness.

Note 6 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April 1, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to a vesting schedule over a six-year period.

For the year ended June 30, 2021, Company matching and profit sharing contributions totaled $161,319 and $155,342, respectively, and the Company incurred $6,451 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 7 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the board of directors to grant units to employees and/or independent financial representatives of the Company. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs, the employees and/or independent financial representatives will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2021.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statement
June 30, 2021

Note 8 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a prepaid or payable to Parent. Included in income taxes payable at June 30, 2021 is $145,000 payable to Parent for separate federal income taxes and $48,000 is payable to Parent for separate Texas income taxes.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2021, $40,369 is payable for these other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying federal statutory rates to net income before income taxes primarily due to permanent non-taxable income, tax amortization in excess of book amortization and certain accruals that are deductible when paid. There are no material deferred tax assets or liabilities.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash and cash equivalents totaling approximately $16.3 million or 71% of the Company's total assets. Cash equivalents held are in excess of the SIPC protection of $500,000, creating a credit risk of approximately $5.5 million at June 30, 2021. Cash and cash equivalent balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, other receivables and a clearing deposit held by and due from FC, its primary clearing broker-dealer, of $217,785, $728,604, $1,091,193 and $103,817, respectively, totaling $2,141,399 or approximately 9% of total assets at June 30, 2021. The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from Pershing of $131,542, $109,031 and $100,001, respectively, totaling $340,574 or approximately 1% of total assets at June 30, 2021.

Note 10 - <u>Related Party Transactions</u>

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances due from related parties totaled $30,830, are included in other receivables and are unsecured, non-interest bearing, and primarily due from related party entities and independent financial representatives of the Company.

Included in income taxes payable at June 30, 2021, is $145,000 in federal income taxes payable to Parent and $48,000 in Texas income taxes payable to Parent.

The Company has committed to pay retention bonuses to certain independent financial representatives of the Company totaling $6,131,025 (see Note 4).

The Company earned $11,488,914 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees on policies that remain in force through a related party insurance agency with dually licensed independent financial representatives. $26,914 is due from this related party at June 30, 2021, and is included in commissions receivable.

The Company entered into an Asset Rental Agreement with its Parent, effective December 31, 2016. The Agreement is automatically extended an additional year, unless either party provides notice. The Agreement is currently extended to December 31, 2021. Parent provides the use of property to the Company at $10,000 per month. Substantially all of the property used by the Company, consisting of office furniture and equipment, not directly leased by the Company is provided by Parent under this Agreement. The Company incurred and paid rental expense under this Agreement totaling $120,000 for the year.

The Company has a commitment to Parent of up to $2,160,000. (see Note 4)

Note 11 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2021, through September 23, 2021, the date which the financial statements were available to be issued.

The Company became a wholly-owned subsidiary of Prospera Financial, LLC (New Parent) effective July 2021. New Parent is a newly organized Texas limited liability company and is majority owned by Parent. New Parent elected to be taxed as a corporation and management intends to include the Company in the consolidated income tax return with New Parent and to continue recording income taxes using the separate company method.